SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     Annual Report pursuant to Section 15(3) of the
        Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                            Savings & Retirement Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

REQUIRED INFORMATION
                                                                          Page
A.     Financial Statements and Schedules

       Independent Auditors' Report                                        3

       Statements of Net Assets Available for Plan
         Benefits as of December 31, 2001 and 2000                         4

       Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended December 31, 2001 and 2000      5

       Notes to Financial Statements                                      6-14



                                  MESTEK, INC.
                      SAVINGS & RETIREMENT PLAN SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





Date: June 28, 2002              /s/:  Jack E. Nelson
                                       Jack E. Nelson
                                       Vice President-Human Resources

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Table of Contents
December 31, 2001 and 2000


                                                                    Page

Report of Independent Certified Public Accountants                    3

Financial Statements

Statements of Net Assets Available for Benefits                       4

Statement of Changes in Net Assets Available for Benefits             5

Notes to Financial Statements                                         6


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year                                            13

Schedule H, Line 4j - Schedule of Reportable (5%) Transactions       14

Report of Independent Certified Public Accountants

Plan Administrator
Mestek, Inc. Savings and Retirement Plan


        We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Schedule of Reportable (5%) Transactions as of December 31, 2001, are presented for additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/ Grant Thornton LLP


Boston, Massachusetts
May 31, 2002


MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000


                                        -----------------2001-------------------      --------------------2000---------------------
                                                         Non-                                              Non-
                                       Participant    Participant                      Participant      Participant
                                        Directed        Directed          Total         Directed         Directed             Total
ASSETS                                  --------       ----------        -------        --------        ----------           -------
  Investments, at fair value (note B):
    MassMutual Pooled Separate Accounts
      Core equity fund               $  4,212,071     $    14,917   $  4,226,988     $  4,931,961    $       16,588     $  4,948,549
      Small company fund                2,576,910          13,821      2,590,731        1,300,925            12,462        1,313,387
      Balanced fund                     2,646,373              -       2,646,373        1,589,767                -         1,589,767
      Intermediate bond fund            2,768,024              -       2,768,024          591,331                -           591,331
      Mestek stock fund                   125,310              -         125,310           55,108                -            55,108
      Indexed equity fund               5,495,848              -       5,495,848        1,875,792                -         1,875,792
      Growth equity fund                1,179,170              -       1,179,170          504,667                -           504,667
      International equity fund           982,166              -         982,166          269,408                -           269,408
      Medium company growth equity fund 2,278,995              -       2,278,995          541,552                -           541,552
      Mestek profit sharing fund               -      15,197,740      15,197,740                -        15,195,389       15,195,389
  Notes receivable from participants    1,681,435        453,323       2,134,758        1,173,768           512,277        1,686,045
                                       ----------     ----------      ----------       ----------         ---------       ----------
                                       23,946,302     15,679,801      39,626,103       12,834,279        15,736,716       28,570,995

  Investments, at contract value (notes B and E):
    MassMutual Life Insurance Company
      Investment Contract              18,329,657        446,849      18,776,506       12,822,417            97,276       12,919,693
                                       ----------     ----------      ----------       ----------        ----------       ----------
          Total investments            42,275,959     16,126,650      58,402,609       25,656,696        15,833,992       41,490,688

  Receivables:
    Participants' contributions           242,568             -          242,568          191,363                -           191,363
    Employer's contributions               43,319      1,382,621       1,425,940           34,185         1,295,371        1,329,556
                                        ---------      ---------       ---------         --------         ---------      -----------
          Total receivables               285,887      1,382,621       1,668,508          225,548         1,295,371        1,520,919

    NET ASSETS AVAILABLE FOR BENEFITS $42,561,846    $17,509,271     $60,071,117      $25,882,244       $17,129,363      $43,011,607
                                      ===========    ===========     ===========      ===========       ===========      ===========

The accompanying notes are an integral part of the financial statements.


MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001


                                                          Non-
                                      Participant     Participant
                                       Directed        Directed          Total
                                      -----------     -----------      ---------
Additions
  Additions to net assets attributed to:
    Contributions:
      Participants                   $  3,067,582    $        -    $  3,067,582
      Employer                            498,744      1,446,818      1,945,561
      Rollover                         15,280,982         47,971     15,328,954

  Investment loss                        (536,718)      (323,686)      (860,404)
                                        ----------      ---------      ---------
          Total additions              18,310,590      1,171,103     19,481,693

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants       1,608,377        782,989      2,391,366
    Miscellaneous expenses                 22,611          8,206         30,817
                                        ---------        --------     ----------
          Total deductions              1,630,988        791,195      2,422,183

          NET INCREASE                 16,679,602        379,908     17,059,510

  Net assets available for benefits:
    Beginning of year                  25,882,244     17,129,363     43,011,607
                                       ----------     ----------     ----------
    End of year                       $42,561,846    $17,509,271    $60,071,117
                                      ===========    ===========    ===========

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN

The following description of Mestek, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. ("the Company"). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers salaried or hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Amendment
--------------
In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

Contributions
-------------
A.      401(k) Account

Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within legal limits.

The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This contribution is limited to the first 6% deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee's annual compensation. The Company does not match any amounts relating to nondeductible voluntary contributions. Contributions are funded on a current basis.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

B.      Profit Sharing Account

On an annual basis, the Company determines whether to make a Profit Sharing contribution and how much to contribute. Currently, the Company contributes 3% of an employee's gross salary for all eligible, active employees employed on the last day of the year.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, the Company's contribution and allocations of plan earnings. Plan earnings are allocated based on account balances by fund.

Vesting
-------
Participants are immediately vested in their deferred salary contributions and voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of an individual participant's account is based on the following schedule:

                            Contributions                  Contributions
                            Made Prior to                    Made After
Years of Service           October 1, 2001                 October 1, 2001
----------------           ---------------                 ---------------
       1                      0% Vested                       0% Vested
       2                      0% Vested                      20% Vested
       3                     20% Vested                      40% Vested
       4                     40% Vested                      60% Vested
       5                     60% Vested                      80% Vested
       6                     80% Vested                     100% Vested
   7 or more                100% Vested                     100% Vested

Forfeitures
-----------
A.      401(k) Account

Forfeitures are applied first to reduce expenses related to the administration of the Plan and then to reduce Company contributions.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

B.      Profit Sharing Account

Forfeitures are reallocated among Participants in the ratio that the compensation of each Participant bears to the total compensation of all Participants.

Notes Receivable from Participants
----------------------------------
Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years.

Investments
-----------
A.      401(k) Account

Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in Pooled Separate Accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system.

B.      Profit Sharing Account

Assets are invested at the discretion of the Plan Trustees.

The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.5% for fiscal years 2001 and 2000). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

The Core equity fund invests primarily in common stocks of large, well established companies.

The Small company fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

The Balanced fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE A - DESCRIPTION OF PLAN - Continued

The Intermediate bond fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

The Indexed equity fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

The Growth equity fund invests primarily in equity securities of large companies with long-term growth potential.

The International equity fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

The Medium company growth equity Fund invests primarily in equity securities of medium-size companies with long-term growth potential.

The Mestek stock fund is invested in the common stock of Mestek, Inc.

The Mestek profit sharing fund is a pooled separate account, which invests in the Investment Contract and certain other funds described above (including the Core Equity Fund, the Small Company Fund and the Indexed Equity Fund).

Included in investment income is interest and dividends of $1,120,258 and realized and unrealized net loss on investments of $1,980,662.

Withdrawals
-----------
Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

Payment of Benefits
-------------------
Upon death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) with $5,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant's vested account balance, deferred annuity or for assets to remain in the Plan. Additional options are available under the Plan upon retirement.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting
-------------------
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment Valuation
--------------------
The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

Payment of Benefits
-------------------
Benefit payments to participants are recorded upon distribution.

Expenses
--------
Administrative costs paid for by the Company are not included in the accompanying financial statements.

Insurance
---------
In prior years, participants had the ability to purchase individual life insurance policies through the Plan and pay for the premiums with vested benefit amounts. The Plan no longer allows for the purchase of new policies, but existing policyholders may continue to hold and fund such a policy. The remaining policies are allocated insurance contracts and, accordingly, the cash surrender value of such policies has been excluded from Plan assets.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2001 and 2000


NOTE C - TAX STATUS

Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2001.


NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses.


NOTE F - INVESTMENT APPRECIATION (DEPRECIATION)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                      2001
                     ------
Mutual Funds    $(2,005,612)
Common Stock         24,950


NOTE G - ROLLOVERS TO THE PLAN

During 2001, the Plan received rollover contributions totaling $11,177,381 from another Company sponsored plan.

SUPPLEMENTAL SCHEDULES



MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year EIN 25-0661650 PLAN #002 December 31, 2001


                                   Description of Investment
                                Including Maturity Date, Rate
    Identity of Issue, Borrower,  of Interest, Collateral,              Current
     Lessor, or Similar Party      Par or Maturity Value    Cost         Value
     -------------------------     ---------------------   ------       -------
*MassMutual Life Insurance Company   Core equity fund    $1,509,576   $4,226,988

*MassMutual Life Insurance Company   Small company fund   2,494,654    2,590,731

*MassMutual Life Insurance Company   Balanced fund        2,300,835    2,646,373

*MassMutual Life Insurance Company   Intermediate
                                     bond fund            2,640,553    2,768,024

*MassMutual Life Insurance Company   Mestek stock fund      102,493      125,310

*MassMutual Life Insurance Company   Indexed equity fund  5,792,359    5,495,848

*MassMutual Life Insurance Company   Growth equity fund   1,403,870    1,179,170

*MassMutual Life Insurance Company   International
                                     equity fund          1,100,665      982,166

*MassMutual Life Insurance Company   Medium company
                                     equity growth fund   2,556,661    2,278,995

*MassMutual Life Insurance Company   Mestek profit
                                     sharing fund        15,007,011   15,197,740

*MassMutual Life Insurance Company   Investment Contract
                                     **                  17,827,744   18,776,506

 Participants Notes                  Notes receivable from
                                     participants (5.57% - 10.5%)
                                                                 -     2,134,758

   * Denotes party in interest to the plan
  ** Contract value



MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4j - Schedule of Reportable (5%) Transactions EIN 25-0661650
PLAN #002 For the year ended December 31, 2001


                   Description of Asset                                     Expense                        Current
 Identity of     (Include Interest Rate and   Purchase  Selling  Lease   Incurred with                Value of Asset on    Net Gain
Party Involved   Maturity in Case of a Loan)   Price     Price   Rental   Transaction   Cost of Asset  Transaction Date    or (Loss)
--------------   ---------------------------   ------   -------  ------    ---------    -------------   --------------     --------
MassMutual Life      Medium company
Insurance Company    equity growth fund     $2,167,791  $ 78,117     -     $     -        $  93,071       $  78,117       $(14,954)

MassMutual Life      Indexed equity          4,359,922   104,680     -           -          114,606         104,680         (9,926)
Insurance Company    fund

MassMutual Life      Investment contract     2,766,482   105,844     -           -          105,844         105,844           N/A
Insurance Company    fund



CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                We have issued our report dated May 31, 2002, accompanying the financial statements of Mestek, Inc. Savings and Retirement Plan contained in the annual report on Form 11-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Mestek, Inc. Savings & Retirement Plan Registration Statement on Form S-8 (File Number 333-82067).


                                                       /s/ Grant Thornton LLP


Boston, Massachusetts
May 31, 2002